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03029240

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Dentsu Inc.

*CURRENT ADDRESS

**FORMER NAME PROCESSED

AUG 18 2003

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 5241 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 8/13/03

82-5241

(Summary English Translation) 03 AUG -5 7:21

June 9, 2003

AR/S
3-31-03

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Representative Director

Notice of Convocation of the 154th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 154th Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, YOU MAY EXERCISE YOUR VOTING RIGHTS IN WRITING. IF YOU WISH TO DO SO, AFTER EXAMINING THE ATTACHED REFERENCE MATERIALS, PLEASE INDICATE YOUR VOTES BY FILLING OUT AND SIGNING THE ENCLOSED FORM FOR EXERCISING VOTING RIGHTS, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:00 a.m., Friday, June 27, 2003

(2) Place: Goshiki 2F, Goshiki hall of Akasaka Prince Hotel, located at 1-2, Kioi-cho, Chiyoda-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Report on Operations, Balance Sheet and Statement of Income for the 154th fiscal year from April 1, 2002 through March 31, 2003.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 154th fiscal year

Agendum No. 2: Purchase of Treasury Stock

The content of the proposed agendum is as set forth on ___ pages of "Reference Material Concerning Exercise of Votes".

Agendum No. 3: Amendment of a part of the Articles of Incorporation

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

Agendum No. 4: Election of one Director

Agendum No. 5: Election of one Corporate Auditor

Agendum No. 6: Election of one Certified Public Accountant

Agendum No. 7: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

Agendum No. 8: Issuance of Stock acquisition rights as stock options

The content of the proposed agendum is as set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Votes".

* * * * * * * * * *

If you attend the Meeting on the appointed date, please bring with you the form for exercising voting rights enclosed herewith, and present it to the receptionist at the place of the Meeting.

(Attached Materials)

REPORT ON OPERATIONS

For the period from April 1, 2002 through March 31, 2003

1. SUMMARY OF OPERATIONS

Business developments and results, capital investments and financing of the Company for the fiscal year ended March 31, 2003, future business strategies, business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information relating to principal businesses, offices, shares and major shareholders, treasury stock, employees, principal correspondent banks, material subsidiaries and business combinations, Directors and Corporate Auditors of the Company and important matters regarding the state of the Company are mentioned.

Balance Sheet

As of March 31, 2002

Unit: ¥ millions of yen

Assets		Liabilities	
Current assets	**473,964**	**Current liabilities**	447,976
Cash and deposits	30,720	Notes payable	47,617
Notes receivable	29,274	Accounts payable	290,514
Accounts receivable	330,327	Short-term debt	8,251
Securities	1,150	Current portion of long-term debt	7,795
Works	1,245	Commercial paper	43,000
Works in process	12,436	Other payable	12,924
Supplies	295	Accrued expenses	13,833
Advance payments	18,663	Income tax payable	16,802
Prepaid expenses	175	Advances by customers	3,643
Short-term loans	28,727	Deposits payable	2,837
Deferred tax assets	5,858	Other current liabilities	756
Current portion of guarantee deposits	10,673	**Long-term liabilities**	214,552
Other current assets	5,484	Long-term loans payable	135,359
Allowance for doubtful accounts	-1,068	Long-term other payable	527
Fixed assets	**581,461**	Long-term deposits received	3,132
Property, plant and equipment	**273,285**	Reserve for retirement benefits for employees under a new accounting standard	70,026
Buildings	97,668	Accrued retirement benefits for directors	2,774
Structures	2,664	Deferred tax liabilities for land revaluation	2,731
Machinery	1,350	**Total liabilities**	662,528
Vessels	3	**Stockholders' equity**	
Vehicles	33	**Common stock**	**58,967**
Equipment	7,432	**Capital surplus**	**55,358**
Land	164,133	Additional paid-in capital	55,358
Intangible assets	**13,987**	**Retained earnings**	**280,505**
Goodwill	104	Earned surplus reserve	722
Leasehold	8		
Trademark rights	0	Specific reserve for employees' retirement benefits	18,872
Software	13,779	Specific reserve for doubtful accounts	18,561
Utility rights	5	Special reserve	217,500
Telephone rights	88	Unappropriated retained earnings of the year (Income of the year)	24,848 (23,116)
Investments and other assets	**294,189**	**Land revaluation account**	**4,004**
Investments and securities	209,072	**Stocks valuation differences**	**5,457**

Investments in subsidiaries	39,033	**Treasury Stock**	**-11,396**
Investments in capital	2,787	**Total stockholders' equity**	**392,897**
Membership rights	4,331	**Total liabilities and stockholders' equity**	**1,055,426**
Long-term loans	3,211		
Guarantee deposit	1,518		
Claims in bankruptcy	950		
Long-term prepaid expenses	812		
Deferred tax assets	32,961		
Other investments and assets	1,452		
Allowance for doubtful accounts	-1,943		
Total assets	**1,055,426**		

Statement of Income

(April 1, 2001 - March 31, 2002)

Unit: ¥ millions of yen

Ordinary income		
Operating income		
Operating revenues		
Net Sales		1,367,658
Operating expenses		
Cost of sales	1,164,694	
Selling, general and administrative expenses	162,451	1,327,145
Operating income		40,513
Other income		
Non-operating income		
Interest income and dividends income	2,019	
Rental charge	2,292	
Foreign exchange gains	45	
Miscellaneous income	931	5,288
Other expense		
Interest expense	2,270	
Bond interest	15	
Provision for allowance for doubtful accounts	704	
Loss on doubtful accounts	130	
Loss from investments in investment consortiums	642	
Miscellaneous loss	573	4,336
Ordinary income		41,465
Extraordinary income and loss		
Extraordinary income		
Gain on sales of fixed assets	1	
Gain on sales of investment securities	35,723	
Gain on sales of stocks of subsidiaries	744	36,469
Extraordinary loss		
Loss on sales of property, plant and equipment	581	
Loss on disposal of fixed assets	130	
Loss on sales of investment securities	261	
Revaluation loss on investment securities	11,675	
Loss on liquidation of investment securities	86	
Loss on sales of investments in capital and revaluation loss on investments in capital	28	
Revaluation loss on stocks of subsidiaries	2,909	

Loss on liquidation of stocks of subsidiaries	1,500	
Revaluation loss on memberships	100	
Expenses related to relocation to new headquarters buildings	14,219	
Special retirement benefits	2,352	33,846
Income before income taxes		44,088
Corporate tax, inhabitant tax and business tax	28,210	
Differed income taxes	-7,238	20,972
Net income		23,116
Retained earnings brought forward from the prior year		1,690
Reversal of land revaluation differences		735
Interim dividends		693
Unappropriated retained earnings at end of year		24,848

Proposed Statement of Appropriation of Retained Earnings

Unit: ¥

Unappropriated retained earnings at end of year		24,848,267,960
We will appropriate this amount as follows:		
Dividend income (¥500 per share)	679,558,460	
Directors' bonus	35,150,000	
Special reserves	22,500,000,000	23,214,708,460
Retained earnings carried forward		1,633,559,500

(Note 1) On December 10, 2002, the Company distributed ¥693,856,600 as an interim dividend (¥500 per share). The interim dividend was not paid on the 3,206.8 shares of treasury stock.

(Note 2) Dividends will not be paid on 31,803.08 shares of treasury stock.

(Note 3) Special dividends are being paid in commemoration of the listing of the Company.

Independent Auditor's Report

May 13, 2003

The Board of Directors
Dentsu Inc.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 154th fiscal year from April 1, 2002 to March 31, 2003 of Dentsu Inc. in accordance with the provision of Article 2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The parts of the report on operations and the supplementary statements that were the subject of the audit were those parts that were based on the records in the accounting ledgers. The report on operations and the supplementary statements relating to accounting are the responsibility of the Company's management. Our responsibility is to express an opinion on the report on operations and the supplementary statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements relating to accounting are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries that we deemed necessary to carry out.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation.

(2) We certify that the report on operations (but only in respect of the parts relating to accounting) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

Also, subsequent events relating to the acquisition of shares of common stock are indicated in the report on operations.

There is no relationship between the Company and the auditor or the partners in charge that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Shin Nihon & Co.

Certified Public Accountants
Yuji Hosono (Seal)
Representative Partner, Partner in charge
and Certified Public Accountant

Toshiya Mori (Seal)
Representative Partner, Partner in charge
and Certified Public Accountant

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the 154th fiscal year from April 1, 2002 to March 31, 2003 and prepared this audit report in consultation.

1. Summary of the methods of the audit by the Corporate Auditors

In order that the Company may be soundly and lawfully managed, each Corporate Auditor audited the duties of the Directors pursuant to the auditing policies and allocation of activities determined by the Board of Corporate Auditors.

(1) We attended meetings of the Board of Directors and other important meetings, received reports on operations from Directors and executive officers, etc., perused important agreements, etc. and inspected the condition of the Company's business affairs and properties.

(2) From the standpoint of auditing the group companies, we attended the group's management meetings and exchanged information and opinions with the corporate auditors of important subsidiaries. Further, where necessary, we carried out on-site inspections and inspected the condition of business affairs and properties.

(3) We requested the accounting auditors to provide reports and explanations from time to time, and examined accounting documents and supplementary statements.

(4) With respect to matters such as competing transactions by Directors as provided for in Item 1 of Article 133 of the enforcement regulations of the Commercial Code, transactions where a conflict of interest between the Company and a Director exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and disposal of treasury stock, in addition to the above auditing methods, we requested Directors, etc. to submit reports, requested Directors to submit "Confirmation letters regarding performance of business of Directors" and inspected the circumstances of these transactions in detail as necessary.

2. Result of the audit

(1) We certify that the methods and results of the audit by Shin Nihon & Co. are reasonable.

(2) We certify that the report on operations fairly represents the state of the Company in compliance with the law and the Company's Articles of Incorporation.

(3) We certify that there are no matters that should be pointed out in the agendum relating to the proposed appropriation of retained earnings in light of the situation of the properties of the Company and other matters.

(4) We certify that the supplementary statements fairly represent the matters that should be mentioned and that there are no matters that should be pointed out.

(5) With respect to the Directors' execution of duties, including matters relating to subsidiaries, we certify that there are no significant unfair practices or violations of the law or the Company's Articles of Incorporation.

(6) We certify that there are no violations of the duties of the Directors in respect of such matters as competing transactions by Directors, transactions where a conflict of interest between the Company and Directors exists, benefits provided by the Company without charge, unusual transactions with subsidiaries or shareholders and the acquisition and the disposal of treasury stock.

May 15, 2002

The Board of Corporate Auditors of Dentsu Inc.

Statutory Corporate Auditor	Makio Kasahara (Seal)
Statutory Corporate Auditor	Kojiro Takahashi (Seal)
Corporate Auditor	Akira Nanbara (Seal)
Corporate Auditor	Haruo Shimada (Seal)
Corporate Auditor	Shunro Hamada (Seal)

(Note) Corporate Auditors Mr. Haruo Shimada and Mr. Shunro Hamada are external Corporate Auditors as provided in Item 1 of Article 18 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

REFERENCE MATERIAL CONCERNING EXERCISE OF VOTES

1. Total number of voting rights owned by all shareholders

1,359,000 shares

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 154th fiscal year

The content of the proposed agendum is set forth in the "Proposed Statement of Appropriation of Retained Earnings" in the attachment hereto.

Agendum No. 2: Purchase of Treasury Stock

It is proposed to purchase up to 30,000 shares of common stock of the Company for the purchase price of up to 20 billion yen during the period from the closing of this ordinary general meeting of shareholders through the closing of the next ordinary general meeting shareholders, pursuant to Article 210 of the Commercial Code to enable flexibility in the performance of the Company's equity policy.

Agendum No. 3: Amendment of a part of the Articles of Incorporation

The proposed amendments include, among others:

(1) revising the objectives of the Company;

(2) changing the quorum for special resolutions at the general meetings of shareholders so that the attendance of shareholders holding no less than 1/3 (one-third) of the total voting rights shall be required;

(3) adding new provisions to the effect that the Company may by resolution of the Board of Directors exempt a Director (including a former Director) from liability to the extent permitted by law;

(4) adding new provisions to the effect that the Company may by resolution of the Board of Directors exempt a Corporate Auditor (including a former Corporate Auditor) from liability to the extent permitted by law.

Agendum No. 4: Election of one Director

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.

Agendum No. 5: Election of one Corporate Auditor

Name, brief personal history and status as representative for other companies of, and number of the Company's shares owned by, the candidate are mentioned.

Agendum No. 6: Election of Certified Public Accountant

Name, location, date of establishment, outline, brief description of business, of the candidate are mentioned.

Agendum No. 7: Payment of retirement benefits to retiring Directors and retiring Corporate Auditors

It is proposed that appropriate retirement benefits be paid to three retiring Directors and retiring Corporate Auditors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Names and brief personal histories of the above Directors and Corporate Auditors are mentioned.

Agendum No. 8: Issuance of Stock Acquisition Rights as Stock Options

It is proposed that stock acquisition rights be issued as stock options, on the terms and conditions described below and pursuant to Article 280-20 and Article 280-21 of the Commercial Code

1. Reason for Issuing Stock Acquisition Rights

Dentsu will issue stock acquisition rights as stock options to board members, executive officers and employees of Dentsu and board members of Dentsu's subsidiaries at no cost in order to further encourage willingness and motivation to improve the business performance of the Company and its subsidiaries and to enhance shareholder returns.

2. Persons to be Allocated Stock Acquisition Rights

Board members, executive officers and employees of Dentsu and board members of Dentsu's subsidiaries ("Allottees"), as designated by the Board of Directors.

3. Terms and Conditions of Stock Acquisition Rights

(1) Kind and number of shares to be issued upon exercise of stock acquisition rights:
Up to 12,000 shares of the common stock of Dentsu Inc.

In the event of a stock split or stock consolidation of Dentsu, the number of shares to be issued upon exercise of stock acquisition rights shall be adjusted in accordance with the following formula. Provided that, such adjustment shall be made only for the number of shares for which the stock acquisition rights have not yet been exercised by the Allottees, and that any fraction less than one yen resulting from such adjustment shall be rounded down.

$$\text{Number of shares after adjustment} = \text{Number of shares before adjustment} \times \text{Ratio of split (or consolidation)}$$

(2) Aggregate number of stock acquisition rights to be issued:
Up to 12,000 stock acquisition rights

Provided that the number of shares to be issued upon exercise of stock acquisition rights initially shall be one share per one stock acquisition right, and that in the event that any adjustment is made to the Exercise Price due to a stock split or stock consolidation thereafter, adjustments shall be made in the manner set forth in (1) above.

(3) Issue price of stock acquisition rights:
Zero

(4) Amount payable upon exercise of stock acquisition rights:
The amount payable upon exercise of the stock acquisition rights ("Exercise Price") shall be the higher of (i) the average (fractions less than one yen shall be rounded up) of the closing prices of Dentsu's common stock on the Tokyo Stock Exchange ("Closing Price") for each of the trading days (excluding any days on which no trades have taken place) of the month immediately preceding the month in which the date of issuance of the stock acquisition rights (the "Issue Date") falls, or (ii) the Closing Price

on the Issue Date (provided, that if no Closing Price is quoted on such date, the Closing Price on the nearest date prior to such date shall be applied).

In the event of a stock split or stock consolidation after the issuance of the stock acquisition rights, the Exercise Price shall be adjusted in accordance with the following formula, provided that fractions less than one yen resulting from such adjustment shall be rounded up.

$$\text{Exercise Price after adjustment} = \text{Exercise Price Before adjustment} \times \frac{1}{\text{Ratio of split (or consolidation)}}$$

(5) Exercise period of stock acquisition rights:
From July 8, 2005 to July 7, 2009

(6) Conditions for exercise of stock acquisition rights:

1) An Allottee must hold the position of board member, executive officer or employee of either Dentsu or a subsidiary thereof for at least two years from the date of grant of the stock acquisition rights. Provided that, after such period, the Allottee may exercise the stock acquisition rights even if such Allottee loses his/her position, and that, even in the event the Allottee loses the position of board member, executive officer or employee of Dentsu or a subsidiary thereof during such two-year period, such Allottee shall be eligible to exercise stock aquisition rights if the Company determines that such loss is due to expiration of term of office, mandatory retirement or other reasonable cause.

2) Heirs of an Allottee shall not succeed to the stock acquisition rights of such Allottee and therefore may not exercise such stock acquisition rights.

3) Other conditions of the exercise of stock acquisition rights shall be determined at the meeting of the Board of Directors of Dentsu.

(7) Causes and conditions of cancellation of stock acquisition rights:
Dentsu may at any time and at no cost cancel any stock acquisition rights which have not yet been exercised by resolution of the Board of Directors of the Company.

(8) Transfer of stock acquisition rights:
Approval by the Board of Directors of Dentsu shall be obtained for transfer of stock acquisition rights.

(English Translation)

June 27, 2003

TO OUR SHAREHOLDERS:

Dentsu Inc.
8-1, Higashi-Shimbashi 1-chome,
Minato-ku
Tokyo, Japan

Tateo Mataki
President and Representative Director

Notice of Resolutions at the 154th Ordinary General Meeting of Shareholders

This is to inform you that the following matters were reported and resolved at the Company's 154th Ordinary General Meeting of Shareholders.

Particulars

Matters to be reported:

Report on Operations, Balance Sheet and Statement of Income for the 154th fiscal year from April 1, 2002 to March 31, 2003.

We reported the contents of the above statements of account.

Matters to be resolved:

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the 154th fiscal year.

The agendum was approved and adopted as presented.
(Dividend income ¥500 per share)

Agendum No. 2: Acquisition of Treasury Stock

The agendum was approved and adopted as presented.

Agendum No. 3: Amendment of a part of the Articles of Incorporation

The agendum was approved and adopted as presented.

Agendum No. 4: Election of one Director

Toyohiko Yamanouchi was elected and appointed as presented. Toyohiko Yamanouchi is an external director as provided for in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.

Agendum No. 5: Election of one Corporate Auditor

Yasuchika Negoro was elected and appointed as presented. Yasuchika Negoro is an external corporate auditor as provided for in Paragraph 1 of Article 18 of the 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'.

Agendum No. 6: Election of one Certified Public Accountant

Azsa & Co. was elected and appointed as presented.

Agendum No. 7: Payment of retirement benefits to Directors

It was approved and adopted that appropriate retirement benefits be paid to Mr. Ichiro Saita, retired Director and Akira Nanbara, retired Corporate Auditor to reward them for their service in accordance with the Company's regulations and its customary practices. It was approved and adopted that the details of such retirement benefits, including the amount, time and method of payment, be discussed and determined by the Board of Directors.

Agendum No. 8: Issuance of stock acquisition rights as stock options

The agendum was approved and adopted as presented.

Executive Officers were elected and approved as follows by a resolution of the meeting of the Board of Directors after the close of the Shareholders' Meeting.

Senior Executive Officer	Masahiko Akashi
Senior Executive Officer	Sachio Demura
Senior Executive Officer	Megumi Niimura
Senior Executive Officer	Naoki Kobuse
Senior Executive Officer	Kimiharu Matsuda
Senior Executive Officer	Michio Niiyama
Senior Executive Officer	Koichi Mizuno
Senior Executive Officer	Haruyuki Takahashi
Senior Executive Officer	Susumu Kawakami
Senior Executive Officer	Toichi Ogitani
Senior Executive Officer	Norichika Koyama
Senior Executive Officer	Ryuichi Mori
Senior Executive Officer	Itsuma Wakasugi

Executive Officer	Shoichi Yamamura
Executive Officer	Hiroshi Matsuzaki
Executive Officer	Tatsuji Matsui
Executive Officer	Takehiko Joju
Executive Officer	Tadashi Ishii
Executive Officer	Setsuo Kamai
Executive Officer	Tadahiko Nawa (newly appointed)
Executive Officer	Yoji Kiyohara (newly appointed)
Executive Officer	Tatsuya Tanaka (newly appointed)
Executive Officer	Masuo Tachibana (newly appointed)
Executive Officer	Kunihiko Tainaka (newly appointed)i
Executive Officer	Kazuyoshi Nobuhara (newly appointed)

(Summary English Translation)

Business Report for the 154th Fiscal Period

April 1, 2002 through March 31, 2003

Dentsu Inc.

Compliments from the Company

In March 2002, the Dentsu Group Inc., formed a strategic alliance with Publicis Groupe SA, and started to establish a powerful global network. Also, the Dentsu Group has played a major role through the provision of various services at the 2002 FIFA World Cup. Additionally, in December, Dentsu Inc., which is the core of the Dentsu Group, transferred its Tokyo headquarters to Shiodome. We intend to strengthen our service to customers from this new business base.

Financial Results for the Fiscal Year Ended March 31, 2003

Regarding the Japanese economy for the Fiscal Year ("FY") 2003, concerns about the world economy and the decline of the stock market in the second half of the year caused a 0.7% drop in Japan's nominal GDP (according to the Preliminary Quarterly Estimates of National Income ("QE") announced by the government on May 17, 2003) compared to the previous fiscal year. The increasingly uncertain business environment caused many companies to tighten their advertising expenditures, resulting in a consecutive two-year decline. The total advertising expenditures for Calendar Year 2002 were ¥5,703.2 billion, a 5.9% decrease from the previous year.

Operating within this challenging business environment, due to a significant increase in sales from the 2002 FIFA World Cup Soccer event, our vigorous operating activities and cost controls, the Dentsu Group posted consolidated net sales of ¥1,692.9 billion (-5.4% from the previous fiscal year), revenue of ¥285.8 billion (-2.8%), operating profit of ¥46.9 billion (-23.2%), recurring (/ordinary) profit of ¥45.3 billion (-24.1%), and net profit of ¥22,900 million (-16.4%). We recorded the third best performance in our corporate history in terms of consolidated net sales, revenue and net profit for FY 2003.

In terms of the final dividends to our shareholders, the common dividend will be ¥500 per share, thus bringing the total annual and interim dividends to ¥1,000 per share. The annual common dividend including interim dividend will be ¥1,000 per share. The annual common dividend is increased to ¥1,000 for this fiscal period, while the annual common dividend was ¥800 per share and annul extraordinary dividend was ¥200 per share for the previous two fiscal periods. .

Outlook for the Fiscal Year Ending March 31, 2004

Given the continued challenges in the Japanese economy for FY 2004, along with the uncertainties in the global economy, it is expected to be difficult for the advertising market to show significant growth. Despite these challenges, however, we will seek growth potential and strengthen our revenue base by stepping up our marketing efforts; expanding our business domain in peripheral service areas, new markets and global markets; and continuously focusing on cost control.

With the expectation of an economic recovery in the second half of the year, we forecast net sales of ¥1,734.7 billion (+2.5% from the previous fiscal year), recurring (/ordinary) profit of ¥46 billion (+1.6%) and net profit of ¥22 billion (-3.9%) for the consolidated results for FY2004. On a non-consolidated basis, we forecast net sales of ¥1,396.1 billion (+2.1%), recurring (/ordinary) profit of ¥39.2 billion (-5.4%) and net profit of ¥21.5 billion (-6.9%)*.

**These numbers are management's estimation as of the announcement date of financial forecasts for the fiscal year ended March 31, 2003, and may differ from actual results. Amortization of goodwill due to the acquisition of stocks of Publicis Groupe SA and the financial effects of the strategic alliance with Publicis Groupe SA (such as consolidation of our equity towards the loss by Publicis Groupe SA. is not included in these numbers.*

Medium-term Corporate Strategy of the Dentsu Group

The advertising and related markets are expected to enter a new phase over the medium term due to several factors: growing client needs, globalization of the economy, digitalization of the media, and increasing competition in the industry. Capitalizing on the changes in the market environment, Dentsu will seek further growth by aggressively pursuing new business opportunities.

As set forth in July 2002 in our new corporate vision, "To Become a Partner in Creating Value," we are proceeding with four corporate strategies:

The first corporate strategy is to strengthen client satisfaction. Our greatest strength as a group is in the longstanding relationships we have developed with our clients and the media. By maintaining a close relationship with customers and improving the level of customer satisfaction, the Dentsu Group is confirming its position as a Partner in Creating Value.

The second corporate strategy is to strengthen the Dentsu Group businesses. From the viewpoint of the "Dentsu Marketing Loop" that circulates from corporation to consumers and from consumers to corporation, we will clarify the role and mission of each group company.

The third corporate strategy is to expand business globally. In addition to making the best use of the network of our partner, Publicis, we will focus on developing our own global network, primarily in the fast-growing Asian markets.

The fourth corporate strategy is to reform business infrastructure. We will strengthen our business infrastructure, including cost management, work environment, management information systems, and group governance. At the same time, we will further accelerate the reform of our human resource policies so that the Dentsu Group can continue to be a group with sparkling personnel.

Through these efforts, we will continue to maximize our corporate value to meet our shareholders' expectations. We look forward to your continued support.

June 27, 2003

Principal Management Index

Charts of net income per share, return on equity, capital stock per share and capital stock rate for the past five fiscal years are provided.

Highlights of Consolidated Statement of Income

Unit: millions of yen, %

	The 150th Fiscal Period ending March, 1999	The 151th Fiscal Period ending March, 2000	The 152th Fiscal Period ending March, 2001	The 153rd Fiscal Period ending March, 2002	The 154th Fiscal Period ending March, 2003
Net Sales	1,532,913	1,599,854	1,814,309	1,789,432	1,692,947
Operating income	31,540	50,455	72,500	61,168	46,999
Net income	6,770	20,703	41,368	27,457	22,963
Total assets	892,875	1,005,628	1,137,590	1,097,192	1,187,300
Total stockholder's equity	300,858	345,019	404,318	441,171	442,093
Operating margin	13.7	19.4	24.0	20.8	16.4
Return on equity(ROE)	2.3	6.4	11.0	6.5	5.2
Return on assets (ROA)	3.4	5.3	6.8	5.5	4.1
Equity ratio	33.7	34.3	35.5	40.2	37.2

Summary of Consolidated Balance Sheet

Unit: millions of yen, %

ASSETS	The 153rd Fiscal Period (as of March 31, 2002)	The 154th Fiscal Period (as of March 31, 2003)
Current assets	586,685	583,104
Cash and time deposits	68,189	72,671
Trade receivables	433,185	427,159
Other current assets	86,277	85,094
Allowance for doubtful accounts	-967	-1,821
Fixed assets	510,506	604,196
Property, plant and equipment	266,775	291,729
Buildings and structures	27,884	113,824
Land	167,750	166,572
Construction in progress	65,308	-
Others	5,831	11,332
Intangible assets	25,930	30,907
Investments and other assets	217,801	281,558
Investment securities	155,555	222,592
Others	66,173	61,515
Allowance for doubtful accounts	-3,927	-2,549
Total assets	1,097,192	1,187,300
LIABILITIES		
Current liabilities	448,761	488,837
Trade payables	352,514	354,679
Other current liabilities	96,246	134,157
Long-term liabilities	184,381	232,992
Bonds	200	200
Long-term debt	84,671	135,380
Reserve for retirement benefits for employees under a previous accounting standard	85,965	85,732
Others	13,544	11,679
Total liabilities	633,142	721,829
Minority Interests	22,877	23,376
STOCKHOLDERS' EQUITY		
Common stock	58,967	-
Additional paid-in capital	55,358	-

Land revaluation account	4,642	-
Consolidated retained earnings	306,623	-
Other securities valuation differences	9,985	-
Foreign currency translation adjustments	6,812	-
Treasury stock	-1,218	-
Total stockholders' equity	441,171	-
Common Stock	-	58,967
Capital surplus	-	55,358
Retained earnings	-	329,263
Land revaluation account	-	4,004
Other securities valuation differences	-	5,592
Foreign currency translation adjustments	-	303
Treasury stock	-	-11,396
Total stockholders' equity	-	442,093
Total liabilities, minority interestd and stockholders' equity	1,097,192	1,187,300

Summary of Consolidated Statement of Income

Unit: millions of yen

	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)
Net Sales	1,789,432	1,692,947
Cost of sales	1,495,512	1,407,131
Gross profit	293,920	285,815
Selling, general and administrative expenses	232,751	238,815
Operating income	61,168	46,999
Other income	4,969	3,500
Other expense	6,432	5,187
Ordinary income	59,705	45,312
Extraordinary income	2,674	36,946
Extraordinary losses	8,175	32,190
Income before income taxes	54,204	50,068
Corporate tax and other taxes	24,490	26,729
Minority interests	2,257	375
Net income	27,457	22,963

Industry Segments

Unit: millions of yen

	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)
Advertising		
Sales*	1,727,345	1,629,478
Operating income	53,804	46,272
Other business		
Sales*	62,087	63,469
Operating income	5,735	467

Geographical Segments

Unit: millions of yen

	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)
Japan		
Sales*	1,680,254	1,591,198
Operating income	61,514	47,291
Other countries		
Sales*	109,178	101,748
Operating income (loss)	-351	-194

*Sales towards external clients.

Consolidated Statement of Retained Earnings

Unit: millions of yen

	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)
Consolidated retained earnings at beginning of year	280,785	-
Increase in consolidated retained earnings	104	-
Reversal of revaluation differences	104	-
Decrease in consolidated retained earnings	1,723	-
Dividends declared	1,364	-
Bonus for directors	243	-
(including bonus for Corporate Auditors)	(16)	-
Decrease in consolidated retained earnings due to increase or decrease of consolidated subsidiaries	108	-
Other decrease	6	-
Net income	27,457	-
Consolidated retained earnings at end of year	306,623	-
CAPITAL SURPLUS		
Capital surplus at beginning of year	-	55,358
Additional paid-in capital at beginning of year	-	55,358
Increase in capital surplus	-	-
Decrease in capital surplus	-	-
Capital surplus at end of year	-	55,358
RETAINED EARNINGS	-	
Retained earnings at beginning of year	-	306,623
Consolidated retained earnings at beginning of year	-	306,623
Increase in retained earnings	-	24,344
Net income	-	22,963
Increase in retained earnings arising from increase in consolidated subsidiaries	-	78
Increase of retained earnings arising from increase of affiliated companies	-	567
Reversal of land revaluation differences	-	735

Decrease in retained earnings	-	1,705
Dividends declared	-	1,526
Bonus for directors	-	169
Others	-	8
Retained earnings at end of year	-	329,263

Summary of Consolidated Statement of Cash Flow

Unit: millions of yen

	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)
Cash flows from operating activities	25,715	-3,916
Cash flows from investing activities	-37,270	-80,122
Cash flows from financing activities	-19,799	81,554
Effect of exchange rate changes on cash and cash equivalents	1,400	-1,170
Net increase (decrease) in cash and cash equivalents	-29,953	-3,655
Cash and cash equivalents at beginning of year	93,791	67,690
Net increase in cash and cash equivalents due to change of consolidated subsidiaries	3,521	4,241
Net decrease in cash and cash equivalents due to business combination	331	-
Net increase in cash and cash equivalents due to corporate separation	-	-136
Cash and cash equivalents at end of year	67,690	68,139

Net Sales by Service Area

Unit: millions of yen, %

Services	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002) Sales (composition ratio)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003) Sales (composition ratio)
Dentsu and five regional subsidiaries:		
Mass media services:		
Television	727,867 (40.7)	709,343 (41.9)
Newspapers	237,582 (13.3)	212,645 (12.6)
Magazines	73,954 (4.1)	76,079 (4.5)
Radio	32,602 (1.8)	29,829 (1.8)
Creative development	143,991 (8.0)	133,187 (7.9)
Sales promotion	154,746 (8.7)	149,104 (8.8)
New media	24,568 (1.4)	22,258 (1.3)
Event marketing	27,949 (1.6)	4,337 (0.3)
Other advertising services	92,491 (5.2)	102,029 (6.0)
Other consolidated subsidiaries*	273,677 (15.3)	254,132 (15.0)
Total	1,789,432 (100.0)	1,692,947 (100.0)

* Net sales for consolidated subsidiaries other than its five regional subsidiaries.

Business Development of the 154th Fiscal Period

We are strengthening our brand task readiness which totally supports a company's brand strategy.

The Dentsu Group's attempts to respond to wide-ranging brand needs are discussed.

We have established International Sports and Entertainment in cooperation with Publicis Groupe.

The establishment of an international sport-marketing company, International Sports and Entertainment, and its activities are discussed.

We contribute to the creation of new values of sports related contents with our global business developing capability strongly support 2002 FIFA World Cup

The Dentsu Group's contribution to the sports scene is described.

"Spirited Away" won the Academy Award - Best Animated Feature Film

How Dentsu expands its business through supporting film-makings and strengthening its relationship with foreign contents production and sales companies are mentioned.

Non-Consolidated Financial Statements (for reference)

Summary of Balance Sheet

Unit: millions of yen

	The 153rd Fiscal Period (as of March 31, 2002)	The 154th Fiscal Period (as of March 31, 2003)
ASSETS		
Current assets	480,486	473,964
Fixed assets	481,684	581,461
Property, plant and equipment	250,623	273,285
Intangible assets	11,973	13,987
Investments and other assets	219,086	294,189
Total assets	962,170	1,055,426
LIABILITIES		
Current liabilities	413,283	447,976
Long-term liabilities	163,027	214,552
Total liabilities	576,310	662,528
STOCKHOLDERS' EQUITY		
Common stock	58,967	-
Additional paid-in capital	55,358	-
Earned surplus reserve	722	-
Land revaluation account	4,642	-
Other retained earnings	257,492	-
Other securities valuation differences	9,894	-
Treasury stock	-1,218	-
Total stockholders' equity	385,860	-
Common stock	-	58,967
Capital surplus	-	55,358
Retained earnings	-	280,505
Land revaluation account	-	4,004
Other securities valuation differences	-	5,457
Treasury stock	-	-11,396
Total stockholders' equity	-	392,897
Total liabilities and stockholders' equity	962,170	1,055,426

Summary of Statement of Income

Unit: millions of yen

	The 153rd Fiscal Period (from April 1, 2001 to March 31, 2002)	The 154th Fiscal Period (from April 1, 2002 to March 31, 2003)
Net sales	1,433,300	1,367,658
Cost of sales	1,225,499	1,164,694
Gross profit	207,801	202,964
Selling, general and administrative expenses	161,872	162,451
Operating income	45,928	40,513
Other income	6,023	5,288
Other expenses	5,767	4,336
Ordinary income	46,184	41,465
Extraordinary income	656	36,469
Extraordinary loss	5,428	33,846
Income before income taxes	41,412	44,088
Corporate tax	18,340	20,972
Net income	23,072	23,116
Retained earnings brought forward from the prior-year	1,626	1,690
Reversal of land revaluation differences	104	735
Interim dividends	545	693
Unappropriated retained earnings at end of year	24,258	24,848

Appropriation of Retained Earnings

Unit: millions of yen

	The 153rd Fiscal Period	The 154th Fiscal Period
Unappropriated retained earnings for the year	24,258	24,848
Appropriated retained earnings	22,567	23,214
Dividends		
(the 153rd fiscal year: ordinary dividend of ¥400 per share and extraordinary dividend of ¥200 per share)		
(the 154th fiscal year: ordinary dividend of ¥500 pershare)	832	679
Bonus for directors	35	35
(including bonus for Corporate Auditors)	(-)	(-)
Voluntary reserves		
Special reserve	21,700	22,500
Retained earnings brought forward to the next year	1,690	1,633

Outline of Dentsu (as of March 31, 2003)

Corporate Name: Kabushiki Kaisha Dentsu (Dentsu Inc. in English)

Corporate Quarters: 8-1, Higashi-Shimbashi 1-chome, Minato-ku, Tokyo

Telephone Number: 03-6216-5111 (Main switchboard)

Date of Establishment: July 1, 1901

Paid-in capital : 58,967,100,000 yen

Number of Employees: 5,637

Officers (as of June 27, 2003)

Chairman and Chief Executive Officer	Yutaka Narita
President and Chief Operating Officer	Tateo Mataki
Executive Vice President	Fumio Oshima
Executive Vice President	Hitoshi Hanatsuka
Executive Vice President	Tetsu Nakamura
Senior Managing Director	Hideaki Furukawa
Senior Managing Director	Ko Matsumoto
Senior Managing Director	Tatsuyoshi Takashima
Managing Director	Isao Maruyama
Managing Director	Toshiaki Nozue
Managing Director	Takehiko Kimura
Managing Director	Hiromori Hayashi
Director	Jun Sakakibara
Director	Toyohiko Yamanouchi
Statutory Corporate Auditor	Makio Kasahara
Statutory Corporate Auditor	Kojiro Takahashi
Corporate Auditor	Haruo Shimada
Corporate Auditor	Shunro Hamada
Corporate Auditor	Yasuchika Negoro

Status of Shares (as of March 31, 2003)

Total number of outstanding shares: 1,390,920 Shares

Total number of shareholders: 44,661 Shareholders

Major shareholders (10 largest shareholders)

Name of Shareholder	Number of shares	(Percentage) %
Jiji Press, Ltd.	172,636	(12.41)
Kyodo News	147,444	(10.60)
Dentsu Employees' Shareholding Association	40,238	(2.89)
Japan Trustee Services Bank, Ltd. (Account in Trust)	38,513	(2.77)
The Master Trust Bank of Japan (Account in Trust)	35,111	(2.52)

Mizuho Trust Employee Pension Trust (Mizuho Corporate Bank Account) (Retrust Trustee: Asset Management Service Trust)	31,850	(2.29)
Dentsu Inc.	31,803	(2.29)
Mizuho Corporate Bank, Ltd.	31,250	(2.25)
Yoshida Hideo Memorial Foundation	27,429	(1.97)
Nippon Life Insurance Company	23,674	(1.70)

Breakdown by Type of Shareholders

Financial institutions:	23.95%
Securities firms:	1.68%
Other corporations:	33.83%
Foreigners:	7.13%
Individuals and others:	33.41%

Shareholder Notes (as of March 31, 2003)

Fiscal term: March 31

Date to Fix Shareholders to Receive Dividends: March 31

Date to Fix Shareholders to Receive Interim Dividends: September 30

Transfer Agent: The Mitsubishi Trust and Banking Corporation, Limited

Share Handling Office: Stock Transfer Department
The Mitsubishi Trust and Banking Corporation, Limited
4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo,
100-8212

Delivery Address: Stock Transfer Department
The Mitsubishi Trust and Banking Corporation, Limited
7-7, Nishi-ikebukuro 1-chome, Toshima-ku, Tokyo,
171-8508

Telephone Number for Inquiries: 03-5391-1900 (Main switchboard)

Transfer Offices:	Each branch office of The Mitsubishi Trust and Banking Corporation, Limited
Newspaper for Public	Notice:Nihon Keizai Shimbun